

Mail Stop 3233

June 22, 2016

Via E-mail
James R. Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

     Re: ARMOUR Residential REIT, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2015
               Definitive Proxy Statement on Schedule 14 A
               Filed April 20, 2016
               File No. 001-34766

Dear Mr. Mountain:

     We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Officer Compensation, page 20

1. We note your disclosure that your executive officers are employees of your Manager and are compensated by your Manager. We also note that, as a result of your merger with JAVELIN Mortgage Investment Corp., it appears your Manager no longer manages other entities. In future Exchange Act periodic reports requiring disclosure pursuant to Item 402 of Regulation S-K, please disclose the portion of the management fee that was allocated to the payment of NEO compensation for the period covered or advise. We note that Item 402(a)(2) requires disclosure of "all . . . compensation awarded to, earned by, or paid to [NEOs and directors] by any person for all services rendered in all capacities to the registrant and its subsidiaries," and further states "[a]ll such compensation shall be reported pursuant to this Item, . . . including transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Bradley D. Houser, Esq.